Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89511 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD INC. FILES AN F-4 REGISTRATION STATEMENT WITH THE
SEC IN RELATION TO THE OFFER FOR BRANCOTE HOLDINGS

Reno, Nevada, April 19, 2002 – Meridian Gold Inc. confirms it has filed an F-4 Registration Statement with the U.S. Securities and Exchange Commission (“SEC”) in relation to its Offer for Brancote Holdings PLC, announced on 4 April 2002. The Offer Document will be mailed to shareholders of Brancote upon confirmation from the SEC of the F-4 Registration Statement becoming effective.

For further information, please contact:

Wayne M. Hubert Investor Relations Meridian Gold Inc.	Tel: (800) 572-4519 Fax: (775) 850-3733 E-mail: wayne.hubert@meridiangold.com